[KRUPP FUNDS GROUP LETTERHEAD]

April 22, 1999

Dear Limited Partner:

As you are probably aware, Madison Liquidity Investors 104, LLC has made an offer (the "Madison Offer") to purchase limited partnership units of Krupp Realty Fund Ltd.-III (the "Partnership").

The General Partners of the Partnership will be carefully studying the Madison Offer in consultation with the Partnership's outside advisors and, after completing their evaluation, will announce their conclusion and recommendation on or about May 4, 1999. Prior to that time, you are urged not to take any action with respect to the Madison Offer.

KRUPP REALTY FUND, LTD.-III